November 17, 2006

BY EDGAR CORRESPONDENCE

Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	American Express Company
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File No. 1-07657

Dear Mr. Vaughn:

We refer to the comment letter dated October 4, 2006 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2005 of the American Express Company (the “Company”) filed with the Commission on March 6, 2006 (the “Form 10-K”).

We have set forth below the text of each of the Staff’s comments noted in the comment letter, followed by the Company’s response. The Company expects that it will revise future filings as noted in the responses indicated below. In circumstances as requested or agreed by the Staff, the Company has included the related revisions in its Form 10-Q filed November 10, 2006 for the quarterly period ended September 30, 2006. In those responses to the Staff’s comments where the Company has proposed changes to its financial statement disclosures, the new or modified additional disclosures are underscored in the discussion below.

Please be advised that the Company is requesting confidential treatment of portions of this letter in accordance of Rule 80(b) of the Securities and Exchange Commission. In addition, accompanying this letter is the Company’s request under Commission Rule 83 for confidential treatment under the Freedom of Information Act (“FOIA”), a copy of which letter (without enclosures) is also being sent to the Commission’s FOIA Officer.

*  *  *  *  *  *

Portions of the Company’s 2005 Annual Report to Shareholders

Financial Review, U.S. Card Services, page 46

1.              We note your response to comment 5 from our June 27, 2006 letter in which you state that a maturity of outstanding issuances results in the increase of sellers’ interest in cardmember receivables, which results in incremental credit loss reserves. You also state that as the maturity of a series of investor interests’ approaches, the amount of cardmember receivables collateralizing the investors’ interest is declining due to cash receipts and no new charges. Please revise to more clearly explain why there is a significant amount of off-balance sheet receivables still securitized at maturity that become on-balance sheet since it appears that receivables run-off prior to maturity. Specifically discuss the extent to which the maturities of the certificates are earlier than the maturities of the receivables, as well as the features whereby new receivables continue to be added to the trusts.

Background

In a master trust credit card securitization structure, credit card accounts are selected and the rights to the current cardmember loans (i.e. principal amounts outstanding) as well as future principal and interest cash flows related to the corresponding accounts are transferred to the trust for the life of the accounts (i.e. the period over which a cardmember has an account, which could be well in excess of ten years.)  In consideration for the transfer of these rights, the Company receives an undivided, pro rata interest in the trust referred to as the “seller’s interest.”  When the cardmember loans are initially added to the trust, they do not qualify for off balance sheet accounting treatment and therefore remain on balance sheet as part of the seller’s interest in the trust. When the trust issues a beneficial interest (a “certificate” or “note”) in the trust to a third party, a portion of cardmember loans equal to the beneficial interest amount qualifies for off balance sheet accounting treatment by the Company (i.e., accounted for as a sale). As a result, the seller’s interest is reduced by that same amount.

Once a beneficial interest has been issued, there are three components or interests in the trust:

•                  Seller’s interest retained by the Company, which is reflected on balance sheet and retains a reserve for credit losses,

•                  Investors’ interest, which are purchased by third parties, and therefore is off balance sheet, and

•                  An interest only strip retained by the Company, which is reflected on balance sheet and accounted for at fair value, with changes in fair value reflected through other comprehensive income.

Both the seller’s and the investors’ interest are “pari passu.”  Accordingly, the trust cash flows are allocated first between the investor’s and seller’s interest and then to the interest only strip in accordance with the trust documents. The total investors’ interest amount outstanding will change with new trust certificate or note issuances or maturities. The seller’s interest will change as a result of new trust certificate or note issuances or maturities. In addition, seller’s interest changes daily because trust assets change due to new account additions, new charges on securitized accounts, and collections. As noted in the first paragraph, the seller’s interest is reflected on balance sheet; and therefore, as the seller’s interest changes each period the related allowance for loss will change as well.

Maturities of Certificates or Notes

When a certificate or note maturity approaches, the trust begins to segregate cash collections to ensure that the principal amount of that certificate or note can be paid off. During that time (as is true of any period), new charges continue to occur on the securitized accounts as well. The Company’s prior experience has been, in the periods prior to a maturity, the cash collections have been equal to or greater than the amount needed for the paydown of the maturing certificate or note. In addition, new charges on securitized accounts have also been equal to or greater than the amount of the maturing certificate or note. As a result, at the point in time that the certificate or note matured, the investors’ interest decreased (i.e. the note or certificate was paid off from the cash collections), and separately, in that same period, the sellers’ interest increased due to the new charge activity.

Proposed Disclosures

From an MD&A annual report disclosure perspective, the Company will prospectively incorporate the above discussion into its asset securitization discussion reflected on pages 38 and 39 of the 2005 Annual Report. The Company will also prospectively update the MD&A discussion reflected on page 46 of the 2005 Annual Report related to managed basis presentation. These additional changes are reflected in our response to question 9. The proposed changes to pages 38 and 39 of the 2005 Annual Report are as follows:

Asset Securitizations

The Company periodically securitizes cardmember receivables and loans arising from its card business. The securitization market provides the Company with cost-effective funding. Securitization of cardmember receivables and loans is accomplished through the transfer of those assets to a trust, which in turn issues certificates or notes (“securities”) to third-party investors collateralized by the transferred assets. The proceeds from issuance are distributed to the Company, through its wholly-owned subsidiaries, as consideration for the transferred assets. Securitization transactions are accounted for as either a sale or secured borrowing, based upon the structure of the transaction.

Securitizations of the Company’s cardmember receivables generated under designated consumer charge card accounts ~~is~~are accomplished through the transfer of cardmember receivables to the Charge Trust, beginning in 2005 when the trust was established, or the American Express Master Trust (AEMT), in periods prior to July 2005. AEMT was dissolved during the third quarter of 2005. Securitizations of these receivables are accounted for as secured borrowings because the Charge Trust and AEMT are not qualifying special purpose entities (QSPE). Accordingly, the related assets being securitized are not accounted for as sold and continue to be reported as owned assets on the Company’s Consolidated Balance Sheets. The related securities issued to third-party investors are reported as long-term debt on the Company’s Consolidated Balance Sheets. As of December 31, 2005 and 2004, the Charge Trust and AEMT held total assets of $9.9 billion and $7.4 billion, respectively.

Securitizations of the Company’s cardmember loans generated under designated consumer lending accounts ~~is~~are accomplished through the transfer of cardmember loans to a QSPE, the Lending Trust. ~~Securitizations of loans transferred to the Lending Trust are accounted for as sales. Accordingly,~~ In a securitization structure like the Lending Trust (a revolving master trust), credit card accounts are selected and the rights to the current cardmember loans as well as future cash flows related to the corresponding accounts are transferred to the trust for the life of the accounts. In consideration for the transfer of these rights, the Company, through its wholly-owned subsidiaries, receives an undivided, pro rata interest in the trust referred to as the “seller’s interest”, which is reflected on balance sheet as a component of cardmember loans. The seller’s interest is required to be maintained at a minimum level of 7 percent of the outstanding securities in the Lending Trust. As of December 31, 2005, the amount of seller’s interest was approximately 25 percent of outstanding securities, well above the minimum requirement.

When the Lending Trust issues a security to a third party, a new investor interest is created. ~~t~~The Company removes the cardmember loans from its Consolidated Balance Sheets, ~~and~~ recognizes ~~both~~ a gain on sale and records ~~other retained interests in the securitization as discussed below.~~ an interest-only strip. From time to time, the Company may record other retained interests as well. The total investors’ interest outstanding will change through new issuances or maturities. The seller’s interest will change as a result of new trust issuances or maturities as well as new account additions, new charges on securitized accounts, and collections. As seller’s interest changes each period, the related allowance for loss will change as well. When a security matures, the trust uses a portion of the collections to pay off the security, and as a result the investors’ interest decreases. In the monthly period which contains a maturity, new charges on securitized accounts have historically been greater than the portion of the collections required to repay the maturing security, and therefore, seller’s interest has increased in an amount greater than or equal to the decrease in investors’ interest.

The Company’s continued involvement with the securitized cardmember loans includes the process of managing and servicing the securitized loans through its subsidiary, TRS, for which it earns a fee. Any billed finance charges related to the transferred cardmember loans are reported as other receivables on the Company’s Consolidated Balance Sheets. As of December 31, 2005 and 2004, the Lending Trust held total assets of $28.9 billion and $24.7 billion, respectively, of which $21.2 billion and $20.3 billion, respectively, had been sold and $7.7 billion and $4.4 billion, respectively, had been classified as seller’s interest. The fair value of the interest only strip and other retained interests was $279 million and $315 million, respectively.

~~The Company’s continued involvement with the securitized cardmember loans includes the process of managing and servicing the securitized loans through its subsidiary, TRS, for which it earns a fee. In addition, the Company, through its subsidiaries, maintains an undivided, pro-rata interest in all loans transferred (or sold), which is referred to as seller’s interest, and is generally equal to the balance of the loans in the Lending Trust less the investors’ portion of those assets. As the amount of the loans in the Lending Trust fluctuates due to customer payments, new charges and credit losses, the carrying amount of the seller’s interest will vary. However, the seller’s interest is required to be maintained at a minimum level of 7 percent of the outstanding invested amount in the Lending Trust. As of December 31, 2005, the amount of seller’s interest was approximately 25 percent of outstanding invested amount, well above the minimum requirement.~~

~~The Company also retains subordinated interests in the securitized loans. Such interests include one or more investments in tranches of the securitization and an interest-only strip. As of December 31, 2005 and 2004, the fair value of the subordinated retained interests was $279 million and $315 million, respectively.~~

Under the respective terms of the Lending Trust and the Charge Trust agreements, the occurrence of certain events could result in either trust being required to paydown the investor certificates and notes before their expected payment dates over an early amortization period. An example of such an event is, for either trust, the failure of the securitized assets to generate specified yields over a defined period of time.

No such events have occurred during 2005 and 2004, and the Company does not expect an early amortization trigger event to occur prospectively. In the event of a paydown of the Lending Trust, $21.2 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total paydown of the Lending Trust hypothetically occurred at a single point in time at December 31, 2005, the cumulative negative effect on results of operations would have been approximately $751 million pretax to re-establish reserves and to derecognize the retained interests related to these securitizations that would have resulted when the securitized loans reverted back onto the balance sheet.

Virtually no financial statement impact would occur from a paydown of the Charge Trust, but an alternate source of funding for the $1.2 billion of securities outstanding at December 31, 2005 would have to be obtained.

With respect to both the Lending Trust and the Charge Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

No officer, director or employee holds any equity interest in the trusts or receives any direct or indirect compensation from the trusts. The trusts in the Company’s securitization programs do not own stock of the Company or the stock of any affiliate. Investors in the securities issued by the trusts have no recourse against the Company if cash flows generated from the securitized assets are inadequate to service the obligations of the trusts.

Financial Statements

2.              Your response to comment 6 indicates that you do not separately track costs attributable to each revenue stream. Please clarify whether you track cost of revenues in aggregate, including both direct and indirect costs.

As previously noted, with the exception of certain components of interest costs, the Company does not track costs of revenues in aggregate including both “direct” and “indirect” costs. The Company believes its operating expenses are primarily “direct” costs of its businesses, and as referenced in the response to comment 3, the Company does not manage its business in a manner that requires it to track “direct” and “indirect” costs separately. As a result, the Company’s systems and infrastructure which support its business operations are not set up in such manner. Please see the response to comment 3 for additional discussion.

Financial Statements

3.              Please refer to prior comment 6. We believe that your financial statement presentation should comply with Article 5, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues and to present interest income as a component of non-operating income on your Statement of Income. If you believe compliance with this requirement would result in an undue financial burden, please quantify the estimated expense you would incur to become compliant with the reporting presentation of Article 5 of Regulation S-X, and we will consider relief from this presentation requirement.

The Company is responding to the Staff’s two requests above, separately in the discussion below. Additionally, please refer to the responses to comments 4 and 5.

Presentation of “Cost of Revenues”

The Company respectfully requests the Staff to reconsider comment 3 related to the presentation of “cost of revenues”. As referenced in the response to comment 6 of the Staff’s letter dated June 27, 2006 as well as referenced in the response to comment 2, the Company notes several concerns. This presentation requested by the Staff does not align with how the Company runs the business. The Company’s processes and infrastructure are therefore also not established to support the display requested. Further, the cost to accommodate the request would be quite extensive from a time, resource and capital allocation perspective, and the Company struggles to justify the benefits (if any) to shareholders. We acknowledge the dilemma that exists for a non-financial services entity to tightly align with Article 5 regulations developed for manufacturing companies. The Company offers below its rationale for a slight modification to the Article 5 specification. The Company proposes in Appendix B, a modified presentation of the consolidated statement of income, which separately displays investment and interest income, interest expense and provision for losses and benefits. The Company is trying to be responsive to the requests related to the “direct” and “indirect” cost allocation, separation of investment and interest income from “operating income,” and the objective of a tighter alignment with Article 5. As discussed below, this presentation has been reviewed by the Company’s independent registered public accounting firm. The Company is hopeful the presentation in Appendix B satisfies the Staff’s objectives, while at the same time addresses the Company’s longstanding business model.

Management of the Business

The Company is not managed in the way that the Staff has requested the Company to present its income statement. The Company’s business is a financial services based business model with several reportable segments that provide an array of financial and other service functions such as charge and credit card products, travel and other financial services, and a merchant acquirer business and global network, among other such items. The Company manages and reports revenues and expenses of its businesses on a reportable segment, operating segment or reportable unit basis, which incorporates multiple products and services. The Company does not manage its costs on a “revenue stream” basis and does not track costs of revenues in aggregate (as noted in the response to comment 2, above.)  Further, because the Company is not a manufacturing business, the Company does not manage its expenses using “activity based costing” for a related revenue stream and also does not segregate its expenses into “direct” and “indirect” costs, either in aggregate, or in conjunction with a specific revenue stream. As noted in the response to comment 8, there are a significant number of interrelationships between types of products and services within and between reportable segments that impact the same revenue lines and expense lines. For example, the card issuing segments rely on all of the merchant acquiring capabilities and network infrastructure provided by the non-card issuing reportable segment and all reportable segments reflect “discount revenue” as a result of their respective business models. Further, the Company’s domestic and international Service Delivery Networks provide for the remittance processing and customer service functions, among other activities, for all card and related products, irrespective of whether there is a new fee, balance payment from card activity or a finance charge received. In general, most of the Company’s utility infrastructure (e.g. risk management, transaction capture, etc.) supports the broad array of products and services offered and does not specifically link to a revenue stream. Finally, financial results, including expense allocations to the reportable segment as well as the operating segments and their reportable units, are measured by the chief operating decision maker and reviewed by the Company’s Board of Directors. An external income statement presentation of “cost of revenue” by specific revenue stream would not reflect for investors how the Company actually manages the business and assesses its results of operations.

Arbitrary Expense Allocations

The types of expenses that the Company incurs impact almost every revenue stream within its income statement. If the Company were to apply a “cost of services sold” model for each revenue stream, the Company would be required to estimate allocations of its expenses to specific revenue lines or between “direct” and “indirect” for the revenue lines, which does not align with how the Company actually manages its operations. The Company’s systems infrastructure follows how management evaluates its businesses and therefore these allocations would be arbitrary and highly judgmental in nature. As such, the allocations would be subject to frequent review and updating of algorithms needed to subjectively allocate the costs to specific revenue streams, and an operating framework supporting these allocations would, by its very nature, be highly subjective and subject to scrutiny due to the inherent subjectivity. As with all judgmental processes, these allocations could be easily challenged as to rationale in a changing business environment, and as to consistency across businesses and markets (approximately 100) in which the Company operates. In essence, the Company would be building an infrastructure to support a cost allocation rationale that has not yet been identified as a need by the Company’s shareholders or the other users of the financial statements (as noted in the section below, the Company is not aware of any requests or questions by the financial community related to how the Company attributes costs).  On the contrary, the Company anticipates that the arbitrary allocation routines will create confusion in the market place and raise questions as to how and why such allocations were done, how and why the allocations change as the business changes, and so on. The Company believes it is important to respect differences between companies such as American Express versus more traditional manufacturing models and allow for a slight divergence in the interpretation of Article 5 to accommodate a service business model.

Financial Community Requirements

The Company notes that the financial community, which includes rating agencies, investors and analysts, view the Company’s results on an expense line basis (e.g. human resources, etc.)  The Company has not received requests from the financial community to present results by expense relative to a specific revenue stream. The Company also notes its results are evaluated by the financial community generally by segment and in aggregate in terms of several key metrics, including:  net revenues (as presented), net revenue growth, total expenses (including focus on provisions and marketing and promotions), net income and earnings per share. The Company does not believe that creating and presenting a “cost of services sold” model or segregated “direct” versus “indirect” costs by revenue stream would provide investors a more meaningful or transparent presentation of the Company’s financial results. To the contrary, the Company’s concern would reside in the questions that inevitably arise challenging the cost allocation methodology and inconsistencies across products, segments and markets. The financial community compares the Company’s results to that of competitors (such as financial institutions, other service companies or financial services segments within other companies).  A “cost of revenue” based presentation would preclude a consistent comparative analysis across financial services competitors. Further, given the arbitrary nature of the allocations, variance analysis each period may be difficult to explain and require investors to re-aggregate costs in order to understand the overall changes in a particular type of cost. The Company believes it would be required to spend a significant amount of time with investors, analysts and its rating agencies clarifying the modified presentation of its results of operations.

Implementation Cost Analysis

To implement the Staff’s request, most of the Company’s system infrastructure would need to be re-engineered. The current framework incorporates an extensive number of systems globally that support what is ultimately reported in the external and internal financial statements. Much of that framework includes a substantial manual process element. Modification of such systems would not be feasible at a reasonable cost or over a short timeframe for the following reasons:

•                  In total, there are approximately 570 total interfaces with the Company’s general ledgers. Of these interfaces, approximately 250 are into the general ledger system from a source system (e.g. transaction capture system.)  None of these interfaces or the related source systems currently in place support “activity based cost” and would likely need to be modified.

•                  The Company’s general ledgers feed an external reporting platform, which is an independent system architecture from the Company’s segment and internal reporting system. The segment and internal reporting system is separately fed from the source systems referenced above. The Company is upgrading its financial platforms (through fiscal year 2009), the Company believes the incremental cost to create an “activity based costing” infrastructure would be significantly in excess of what is currently planned, primarily because an extensive amount of systems architecture changes would be required to the source systems and the related interfaces referenced above. Current estimates for the re-engineering of the source systems, which are based upon analysis of one such system, and extrapolating that to the systems population would suggest that the cost to the Company in both dollars and time would be enormous, with no obvious benefit to shareholders, rating agencies, investors, analysts, management or other users of the Company’s financial information. The Company believes that this is an undue burden without an apparent benefit.

When aggregating the estimated costs to re-configure its systems environment, the Company notes the costs likely to be, at a minimum, well in excess of $200 million, with a timeline to implement through at least 2009 (also at a minimum), and this would be before the requisite Sarbanes-Oxley compliance, discussed below, is completed. As noted above, the Company does not believe that the impact to shareholder value of incurring this cost is outweighed by the change in reporting requested by the Staff. Please refer to Appendix A for additional discussion of system requirements, analysis of cost and estimated timelines.

Process Re-engineering and Sarbanes-Oxley Compliance

The Company’s current risk and control framework under Sarbanes-Oxley has approximately 115 documented processes reflecting the Company’s business and systems infrastructure, referenced above, and how information is captured in the financial statements.  If a change were made to create allocations of expenses to specific revenue streams, significant systems changes will need to be made to the source systems, the financial systems as well as the related interfaces.  The necessary changes to these systems will require updating some, if not all, of the Company’s Sarbanes-Oxley processes.  In addition, when the new activity based cost allocations are created, the nature of how the income statement is assessed under the Sarbanes-Oxley framework will need to be re-evaluated and will, most likely, result in changes to the Company’s significant accounts definitions.  Such changes will also likely result in the creation of new Sarbanes-Oxley processes.  The Company would expect that this re-work, the requisite process and an application testing, and the review by the independent registered public accountants, will require a substantial amount of effort to complete.  The Company anticipates that the initiative would follow the timeline defined for the systems changes, including the significant account re-evaluation, and would extend through at least 2009.

Independent Registered Public Accounting Firm Review

The Company notes that its current independent registered public accounting firm (PricewaterhouseCoopers) and its prior independent registered public accounting firm (Ernst & Young) have both considered the Company’s income statement presentation of expenses and both firms believe that such a presentation is reasonable based upon how the Company manages its operations and the extent to which the Company provides transparency to transactions and activities within its quarterly filings. The firms have evaluated the application of Article 5 and how the Company manages its business, and the firms believe the Company’s conclusion that its current presentation, incorporating the Company’s recommended changes for the presentation of interest income, interest expense and provision for losses and benefits as further described in the Company’s response to comments 4 and 5 and outlined in Appendix B, is reasonable.

Presentation of Interest and Investment Income as “Non-Operating Income”

The Company understands that Article 5 requires the classification of interest income and investment income as “non-operating income” for non-financial institutions; however, the Company does not believe that a “non operating income” category for such amounts is appropriate for the Company because these revenues are a direct and significant component of the Company’s core businesses within the U.S. Card Services and International Card and Global Commercial Card Services reporting segments. In total, for the year ended December 31, 2005, approximately $5 billion or 20%, of its annual net revenues are considered “investment and interest income” resulting primarily from the Company’s cardmember lending, international banking and travelers’ check and prepaid card business related investment portfolio activities. Cardmember lending net finance charge revenue is the second largest caption on the Company’s income statement. However, the Company understands the request proposed and respectfully requests that the Company display “interest income” as a separate caption. Please refer to Appendix B, as the Company believes  this presentation addresses the request to display this as a stand alone item, yet appropriately denotes the significance of this revenue line for a financial services company engaging in lending and other interest yielding businesses that are part of its core operations. Please refer to the response to question 4 and 5 for additional discussion.

Note 1 Summary of Significant Accounting Policies

Cardmember lending net finance charge revenue, page 67

4.              We note your response to comment 8 regarding your presentation of cardmember lending finance revenue net of interest expense. Article 5 directs interest income and interest expense to be reported in separate line items. Further, although GAAP allows for netting in specific instances such as EITF 99-19 and FIN 39, it appears that such guidance would not allow netting in your situation. It appears that by reducing your revenue line item by such expense amounts, your “total revenues” subtotal is understated and mischaracterized. Please revise your presentation accordingly.

Please refer to the response to comment 5, below.

Other investment and interest income, net, page 67

5.              We note your response to comment 13 regarding your presentation of other investment income and interest income net of interest expense. Article 5 directs interest income and interest expense to be reported on separate line items. Further, although GAAP allows for netting in specific instances such as EITF 99-19 and FIN 39, it appears that such guidance would not allow netting in your situation. It appears that by reducing your revenue line item by such expense amounts, your “total revenues” line item is understated and mischaracterized. Please revise your presentation accordingly.

The Company respectfully asks the Staff to reconsider its request to present separately interest expense related to cardmember finance charge revenue (as requested in comment 4) and investment and other interest income (as requested in comment 5.)  Although the Company is not a financial institution and therefore does not apply the requirements of Article 9, the Company’s view has been that a presentation of gross interest and related income and interest expense with a subtotal to net such amounts (i.e. “net margin”) is appropriate for the following reasons:

•                  The Company manages its cardmember lending and international banking businesses, which are yield-based businesses, on a “net margin” basis:

•                  The Company prices its cardmember lending products considering the associated funding costs, and tracks such funding costs because they are critical to the product profitability. Similarly, international banking products are managed considering the funding costs and interest rate risk.

•                  A significant percentage (currently) of the cardmember lending and international banking products have variable rate yields, and therefore, when interest rates rise and fall, if revenues are presented gross, the Company’s overall revenue and revenue growth trends will appear distorted simply due to a change in market conditions because it is not reflective of the related interest expense, which may have also changed as a result of the changing interest rates.

•                  From an internal reporting perspective, the Company’s management and Board of Directors evaluates the results of these businesses on the same “net margin” basis that it currently presents externally.

•                  The Company’s analysts, rating agencies and investors view the results of the cardmember lending and international banking businesses and the Company’s overall revenue growth on a “net margin” basis. Further, the Company has previously given full transparency to each of the individual components, which are presented in the footnotes to its annual report. As referenced above, grossed up presentation may result in distorted revenue growth presented to the financial community, and a gross presentation also will not be consistent with how other industry participants present similar yield-based products, many of which are financial institutions and apply Article 9’s requirements.

This being said, the Company understands the Staff’s concerns and the fact that Article 5, which is applicable to non-financial institutions, requires a separate presentation of interest income and interest expense. This distinction appears to create an inconsistency in the required presentation for different types of registrants that have similar products with similar economic results. Given that the Company it is not a traditional manufacturing company, certain requirements of Article 5 are potentially less informative to financial statement users if presented in a manner that is not consistent with how other preparers reflect similar information.

Additionally, in contrast to a typical Article 5 entity, as noted in the response to comment 3, investment and interest income is a significant component of the Company’s operating revenue generated by multiple businesses in several of its operating and reportable segments. The Company agrees that a net basis of presentation is not directly in alignment with Article 5. However, as referenced in the response to comment 3, the Company believes that characterization of this revenue as “non-operating income”, although compliant in form with Article 5, is not compliant in substance with the Company’s operating activities.

Taking the Staff’s comments into consideration, the Company offers the following modifications to its income statement presentation (please refer to Appendix B and the display of the related items (A) through (E)):

(A)      The Company will no longer present investment and other interest income net of the related interest expense. The Company will display the gross investment and other interest income and the gross related interest expense in separate income and expense captions.

(B)        The Company will include cardmember lending finance charge revenue in the separate income caption referenced in the preceding bullet, and the Company will display the related interest expense in the separate interest expense caption referenced above.

(C)        The Company will include its other interest expense in the interest expense caption, referenced above (previously included in expense.)

(D)       The Company will present total revenues as well as total revenues net of interest expense.

(E)         The Company will present provision for losses in a separate caption, which is more consistent with the Article 5 presentation requirements.

The Company believes that these modifications respond to the Staff’s comments related to net presentations, and these modifications are more closely aligned to Article 5 requirements. The Company also believes that this presentation still enables the users of the financial information to continue to evaluate the cardmember lending product on the appropriate “net margin” basis. Please refer to Appendix B for the updated Consolidated Statement of Income presentation.

The Company will prospectively provide a discussion of the Company’s consolidated total revenue and revenue growth results based upon total revenues, including gross interest income net of gross interest expense. The Company will also continue to provide yield information for the cardmember lending business in the Selected Statistical Information, given the significance of this measure and the extent to which this business has been growing.

Making these changes to the Company’s financial display creates a responsibility to the Company to appropriately explain the change to the financial community. In order to perform this task with the due diligence it requires with respect to its investors, rating agencies and analysts, the Company requests that these changes be made effective January 1, 2007 (with all prior periods presented revised to conform to the then current presentation.)  This timeframe provides sufficient time to modify the Company’s internal processes as well as incorporate requisite infrastructure changes and testing as required by Sarbanes-Oxley section 404.

Note 10 Derivatives and Hedging Activities, page 83

6.              We note your response to comment 18 from our June 27, 2006 letter including the detailed information included as Appendix B. For each of your hedge strategies 1, 3, and 4 in which you use Method 2 Hypothetical Derivative (DIG G7) to measure ineffectiveness, you have the certain common language in your response that appears to be self-contradictory. For instance, in page A-26 the first bullet at the bottom of the page appears to contradict the second bullet regarding whether you reclassify any amounts out of OCI. Further, the second bullet does not appear to be consistent with DIG G7 which states that OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of a “perfect” hypothetical swap. Please reconcile this apparent inconsistency, and tell us how you determined your policies for each of these strategies is in compliance with DIG G7.

For each of the Company’s hedge strategies 1, 3, and 4, the Company records the actual swap on the balance sheet at fair value, with changes in fair value reflected through Accumulated Other Comprehensive Income (AOCI). The Company adjusts AOCI and reflects in earnings any “ineffectiveness” resulting from strategies 1, 3, and 4 that is determined using the “hypothetical derivative” method under DIG G7. In accordance with this method, the Company reflects in earnings the amount that the cumulative change in fair value of the actual derivative is greater than the cumulative change in fair value of the hypothetically perfect derivative. The second bullet referred to in comment 6 is a typographical error carried forward for each strategy 1, 3, and 4. In accordance with Company policy and in compliance with DIG G7, if the cumulative change in the fair value of the hypothetically perfect derivative is greater than the cumulative change in fair value of the actual derivative, there is no ineffectiveness and the Company makes no adjustment to AOCI.

Note 10 Derivatives and Hedging Activities, page 83

7.              We note your response to comment 18 from our June 27, 2006 letter including the detailed information included as Appendix B. On page A-43 of Appendix B you state that paragraph 29(b) of SFAS 133 is not applicable. Please tell us why you believe your forecasted transaction is not required to be a probable transaction to receive hedge accounting treatment.

The Company considers all future interest payments to be forecasted transactions and periodically assesses and affirms the probability of occurrence in a number of ways depending on the type of transaction. The Company’s response to comment 18 from the Staff’s June 27, 2006 letter was meant to demonstrate that the Company views strategy 3 differently from hedge strategies 1, 2, and 4. The occurrence of the hedged item in strategy 3 is dependent on existing debt, while the occurrence of the hedged item in strategies 1, 2, and 4 is dependent upon the forecasted issuances of short and long term debt. Under strategy 3, forecasted transactions are probable if the outstanding notes will not be tendered by the Company and the cash flows from future interest payments occur as originally contracted. The Company monitors the probability of all its forecasted transactions on a quarterly basis. In addition to the procedures performed for forecasted issuances of short and long term debt, the Company also assesses and affirms that the existing notes will not be tendered (thereby reaffirming that future interest payments remain probable.)  This assessment is performed primarily through the review of the Treasury strategic funding plan as well as monitoring of actual debt related activity.

Note 19 Operating Segments and Geographic Operations, page 95

8.              We note your response to comment 21 from our June 27, 2006 letter including the detailed information included in Appendix A and have the following comments:

Economic Characteristics

a.              Please tell us what other economic measures the chief operating decision maker uses to allocate resources related to the Global Establishment Services (GES) and Global Network Services (GNS) operating segments.

b.              For each economic measure identified above and for economic measure identified in your response, please provide us the actual results for the periods presented and projected results for the GES and GNS operating segments. Please provide commentary on the results to allow us to completely understand the underlying drivers of the results and how you determined that economic measures will converge in the long run. Given that GNS has been in existence for almost 9 years, please identify the time frame in which you project that the economic measures will converge.

Other Aggregation Criteria – U.S. Card Services

c.               Based on your response, it appears that the aggregation criteria from paragraph 17a, b, and d of SFAS 131 are dissimilar for CSBS and TCPS. We are unable to conclude that credit cards and debit cards are similar products or use similar production methods, particularly considering that credit cards represent an underwriting of credit risk while debit cards and travelers checks reflect only payment processing. Further, the distribution methods also appear to be dissimilar. Your response did not specify whether the regulatory environment is similar or even relevant for these operating segments; however, it appears that these two operating segments fail to meet criteria for aggregation because a majority of the factors considered are not similar. Please revise your disclosures accordingly or, if available, please provide us with additional information to support your presentation.

Other Aggregation Criteria – International Card and Global Commercial Services

d.              Please provide a more detailed description of the products and services provided by the International Payment Services (IP), International Banking Services (IBS) and Global Commercial Services (GCS) segments and explain to us how the products and services are similar.

e.               We will further reevaluate your aggregation of the IBS, IP, and GCS operating segments after we consider your response to the previous bullet; however, based on your previous response we are unable to concur that the classes of customers and distribution methods are similar for these segments. We also note that you did not represent that the regulatory environment was similar for the GCS segment.

Other Aggregation Criteria – Global Network & Merchant Services

f.                  Please provide additional detail about the products and services provided by the Global Network Services (GNS) and Global Establishment Services (GES) segments and expand on your basis for concluding that they are similar.

g.              Please expand on your basis for concluding that the classes of customers identified for the GNS and GES segments are similar. Please more specifically identify the class of customer for each.

h.              Please explain the regulatory environments for the GNS and GES segments, and tell us how you determined whether the regulatory environments for those segments were similar.

The Company is seeking confidential treatment of its response to comment 8 a. through h. Please refer to Annex A to the confidential treatment request that accompanies this letter.

Financial Review, U.S. Card Services, page 46

9.              We note your response to comment 22. Since you will no longer be including a managed basis presentation in your segment footnote, it appears that you should consider whether presenting managed basis income statements elsewhere in your filings is appropriate. For instance, your managed basis income statement presentation on page 48 appears inappropriate under Item 10(e) of Regulation S-K. Please revise accordingly.

As noted in the response to comment 22, the Company’s chief operating decision maker uses both the GAAP basis and non-GAAP managed basis financial data to assess the Company’s operating performance and to make decisions about allocation of resources. As noted in paragraph 30 of SFAS 131, when multiple measures are used to evaluate segment results, the measure included in the segment disclosures should be the one that most closely aligns with the measure used in the entity’s consolidated financial statements. As such, beginning with its third quarter 10-Q filing, the Company removed the managed discussion and reports solely the GAAP basis segment results in the footnotes.

In response to the Staff’s question regarding its Management Discussion and Analysis managed basis income statement presentation (specifically noting page 48 of the 2005 Annual Report), the Company has reviewed its application of Regulation S-K Item 10(e) to pages 47 to 49 of the 2005 Annual Report, which reflect managed and GAAP basis financial information and statistics for the Company’s U.S. Card Services segment. Based upon its review and incorporating the change in its footnote presentation pursuant to the Staff’s June 27, 2006 letter, the Company believes that it is in compliance with the requirements of Regulation S-K Item 10(e) and does not disclose any information that is precluded by Regulation S-K 10(e)(1)(ii). However, in light of its discussions with the Staff, the Company will prospectively update the income statement presentation reflected on page 48 of the 2005 Annual Report to no longer reflect a complete and detailed managed basis income statement that is reconciled to a full complete and detailed GAAP basis income statement. Please see the discussion, below, for the analysis as well as Appendix C for the proposed presentation (this proposed presentation was incorporated in the Company’s third quarter filing of its Form 10-Q, filed November 10, 2006.)

Review Analysis

In accordance with Regulation S-K Item 10(e)(1)(i), the Company notes that it is permitted to present non-GAAP financial measures in filings with the Commission provided that the following items are disclosed (these items, below, are summarized from Item 10(e)):

•                  A statement disclosing the reasons why the non-GAAP measures provide useful information to investors,

•                  The most directly comparable GAAP measure,

•                  A reconciliation between the GAAP and non-GAAP measures; and

•                  To the extent material, a statement disclosing any additional purpose for which the non-GAAP metric is used that has not previously been disclosed.

Additionally, the Company notes that, per the requirements of S-K Item 10(e)(1)(ii), an entity cannot exclude specific charges from certain GAAP measures, adjust the non-GAAP metrics for non-recurring items, present the non-GAAP metrics on the face of its financial statements or footnotes, include the non-GAAP metrics on the face of pro forma financials, or use titles or descriptions of non-GAAP metrics that are the same as or very close to GAAP metric titles.

The Company presents managed basis financial information (as reflected on pages 47 to 49 of the 2005 Annual Report) for its U.S. Card Services segment currently and believes that the overall managed basis presentation, including the income statement information, is in compliance with Regulation S-K Item 10(e)(1)(i):

•                  As referenced on page 47 of the 2005 Annual Report, the Company manages its business on the managed basis that is presented. The Company notes that the Commission has provided that the Management Discussion and Analysis should satisfy three principal objectives including “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management” (as per SEC Release 12/19/2003, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Operating Results.”)  The discussion presented on pages 47 to 49 of the 2005 Annual Report reflect the business through the “eyes of management,” and the Company believes that it is critical for investors, rating agencies, and analysts to understand the Company’s results on a managed basis of presentation, including the impacts to the income statement, balance sheet and other credit statistics. Further, in addition to the Company’s management team, the Board of Directors receives and reviews information related to the Company’s results on a managed as well as GAAP basis. In particular, it is important for management, the Board of Directors, investors and rating agencies to understand how the tax impacts and off balance sheet activity impact the Company’s results so that they can obtain fully transparent financial information.

•                  The Company has included on page 47 of the 2005 Annual Report a detailed discussion of why managed basis is an important measure to investors and a discussion of certain income statement, balance sheet and statistical data on both a managed and GAAP basis.

•                  In the table presented on page 48 of the 2005 Annual Report, the Company has disclosed the direct GAAP equivalent of each income statement managed basis metric presented and a reconciliation of each of those.

•                  The Company provides a two page discussion on the nature of asset securitizations, which is the primary managed basis impact (please refer to pages 38 to 39 of the 2005 Annual Report.)  The Company believes this incremental disclosure is important transparency to investors and rating agencies so they can fully understand the Company’s financing activities and the implications of asset securitizations on the Company’s financial statements.

Further, the Company does not believe it discloses any information that is precluded by Regulation S-K 10(e)(1)(ii). However, as referenced, in light of its discussions with the Staff, the Company will update the income statement presentation reflected on page 48 of the 2005 Annual Report to no longer reflect a complete and detailed managed basis income statement that is reconciled to a full complete and detailed GAAP basis income statement.

Recommended Presentation

Specifically, the Company will provide the following:

•                  A GAAP basis income statement for the U.S. Card Services segment followed by a Management Discussion and Analysis discussion also on a GAAP basis,

•                  Key balance sheet and statistical information for U.S. Card Services segment on both a managed and equivalent GAAP basis, and

•                  A table presenting selected managed basis financial results for only the impacted income statement captions (reconciled to the GAAP basis equivalents) followed by a short Management Discussion and Analysis of selected managed basis results and metrics.

Please refer to Appendix C for the updated presentation of the managed and the related GAAP income information (bullet three, above) as it would be reflected on page 48 of the 2005 Annual Report.

General

10.       We note your Implementation Timeline of Prospective Disclosures attached to your July 21, 2006 response letter. We will continue to evaluate your timeline based on your responses to the above comments. However, in the meantime, we would anticipate that you should address comments 16 and 20 from our previous letter in your September 30, 2006 Form 10-Q rather than waiting for your December 31, 2006 10-K.

The Company incorporated the responses to comments 16 and 20 into its September 30, 2006 Form 10-Q filing. In regard to comment 16 of the Staff’s June 27, 2006 letter, the Company has incorporated the composition of securitization income, net into its U.S. Card Services income statement into its September 30, 2006 Form 10-Q filing, as reflected in Appendix D. Additionally, in regard to comment 20 of the Staff’s June 27, 2006 letter, the Company has updated its September 30, 2006 Form 10-Q reportable operating segment footnote as follows:

8.     Reportable Operating Segment Information

The Company is a leading global payments, network and travel company that is principally engaged in businesses comprising three reportable operating segments: U.S. Card Services, International Card & Global Commercial Services, and Global Network & Merchant Services. The Company considers a combination of factors when evaluating the composition of its reportable operating segments and the aggregation of operating segments with similar attributes, including economic characteristics (primarily net income metrics), products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations.

The following table presents certain reportable operating segment information for the three and nine months ended September 30, 2006 and 2005:

*  *  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that the Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-640-6680.

Very truly yours,

Gary L. Crittenden
Chief Financial Officer
cc:	Mr. Michael Volley
Ms. Pradip Bhaumik
Ms. Joan C. Amble

Appendix A

As referenced in the response to Question 3, the Company estimated its costs and implementation timeline relative to an “activity based” costing model by revenue stream. The following is a detailed analysis:

System Requirements	Analysis of Costs	Estimated Costs & Delivery Timeline

Additional changes to the general ledger and financial reporting systems

The Company is currently in process of upgrading its financial reporting infrastructure, which is scheduled to be completed in fiscal year 2009. Changes to current systems to meet the requirements as described by the Staff are not contemplated in that project, which would require replacement of the general ledger and external and internal reporting systems. In total, the Company estimates the cost of implementing a new reporting infrastructure at about $75 million based upon outside vendor cost estimates and the related personnel costs for the technology solution. This cost analysis does not incorporate business unit involvement and incremental time commitment to provide the expertise in order to deliver an updated infrastructure, which would be significant in amount (estimated around $5 to $10 million in additional costs plus the cost of re-deployment of resources). Further, neither of these cost estimates includes the re-allocation routines that would be required to be changed for segment and internal reporting purposes, which would still be required to present financial information based upon how the Company manages the business. Those additional costs are discussed below. In terms of an implementation timeline, the Company estimates that a project of this magnitude, at a minimum, will require at least through fiscal year of 2009 to complete.

Technology Solution: Minimum cost $75MM Business Expertise (Re-deployment of resources): Minimum cost $5-$10MM Delivery timeline: Through 2009, minimum

Re-engineering of allocation routines within the segment reporting to reconcile to new external reporting requirements

As noted, the Company’s current segment and management reporting infrastructure incorporates a series of cost allocation routines that provide for allocations or actual charge outs to the reporting, operating segments or reporting unit level, which then, in turn, aggregate by expense line (e.g. marketing and promotions, human resource costs, etc.) In order to design, build and test routines on a “cost of services sold” basis that reconcile to how the Company manages the business, the Company estimates the costs of such an effort would be no less than approximately $10 million and require about 18 to 24 months to complete the effort.

Design, build, and test routines: Minimum cost $10MM Delivery timeline: 18 to 24 months

System Requirements	Analysis of Costs	Estimated Costs & Delivery Timeline

Re-engineering of feeder systems interfaces

The Company’s technology organization has identified 570 interfaces linked to the Company’s general ledger and reporting environment. Of these interfaces, approximately 250 of the interfaces are inbound interfaces to the ledger and would most likely be the interfaces that require adjustment. Estimates for the technology alone to update each of these interfaces would cost about $10 thousand, which would yield an additional cost of approximately $2.5 million. The time to implement these changes would be, at a minimum, two years. Given that the same resources would likely be deployed on the general ledger and reporting systems initiative, the Company would be compelled to retain consultants to perform the work; that cost would be in the incremental millions above and beyond the cost of the feeds themselves. Further, the $2.5 million referenced above, excludes the costs incurred in adjusting the feeder systems to provide the desired data in the accounting feeds. The cost of interface changes in these systems would be significantly higher, and not necessarily estimable, but the Company would assume, at a minimum, the cost is at least $5 million plus years of time from consultants dedicated to perform this effort.

Interface updates: Minimum cost $2.5MM Feeder system adjustments: Minimum cost $5MM Other inestimable costs: Consultant fees to be determined Delivery timeline: 24 months

Re-engineering of source systems

The costs in the section above are for changes in the interfaces only to and from the general ledger feeder systems. The actual Company expense data elements are captured in various platforms and supporting systems. These systems are not configured in such a manner and are currently not integrated into the general ledger in such a manner that allows costs to be “tagged” by revenue stream (i.e., develop the “activity based costing” model). Therefore, in addition to the interfaces, the Company would need to re-engineer that infrastructure for at least the 250 feeds as well as the related source systems. The Company is simply not able to estimate the cost and time involved to implement that change and would expect it to be multiple times the amount required for the general ledger system. The Company analyzed one system paradigm (the cardmember accounts receivable and related revenue and expense capture systems) and noted that the cost to re-configure that one platform alone is estimated at a minimum of $100 million. Multiplying this amount across a population of systems results in costs well beyond any perceived benefit the change in reporting would create. The timeline to perform such a major re-engineering would be no sooner than 2009, and the resources dedicated to such a project would be unable to perform any other systems upgrades or changes during that time.

Source system re-engineering: $100MM for one system framework Delivery timeline: No earlier than 2009

Appendix B

The following is the Company’s proposed Consolidated Statement of Income, with changes highlighted from prior presentation. In summary, the changes (as cross referenced to response 5) reflect the gross presentation of interest related revenues and expenses as well as a separate caption for provisions to more closely align with the requirements of Article 5.

American Express Company - Proposed Consolidated Statements of Income

Reference	Years Ended December 31, (Millions, except per share amounts)	2005	2004	2003
	Revenues
	Discount revenue	$11,730	$10,249	$8,781
(B)	~~Cardmember lending net finance charge revenue~~	~~2,580~~	~~2,224~~	~~2,042~~
	Net card fees	2,033	1,909	1,835
	Travel commissions and fees	1,780	1,795	1,507
	Other commissions and fees	2,456	2,284	1,960
	Securitization income, net	1,260	1,132	1,105
(A)	~~Other investment and interest income, net~~	~~1,055~~	~~997~~	~~1,005~~
	Other	1,373	1,374	1,314
	Total	20,632	18,743	16,502
(A)(B)	Investment & Interest Income
(B)	Cardmember lending finance charge revenue	3,449	2,795	2,525
(A)	International Banking	1,008	838	854
(A)	Other	605	550	489
	Total	5,062	4,183	3,868
(D)	Total Revenues	25,694	22,926	20,370
(A)(B)(C)	Interest Expense
(B)	Cardmember lending	869	571	483
(B)	International Banking	321	220	216
(C)	Other	1,157	985	982
	Total	2,347	1,776	1,681
(D)	Revenues Net of Interest Expense	23,347	21,150	18,689
	Expenses
	Marketing, promotion, rewards and cardmember services	5,841	4,965	3,820
	Human resources	4,829	4,538	3,917
(E)	~~Provisions for losses and benefits:~~
	~~Charge card~~	~~1,038~~	~~833~~	~~853~~
	~~Cardmember lending~~	~~1,349~~	~~1,130~~	~~1,218~~
	~~Investment certificates and other~~	~~386~~	~~301~~	~~283~~
	~~Total~~	~~2,773~~	~~2,264~~	~~2,354~~
	Professional services	2,308	2,141	1,972
	Occupancy and equipment	1,428	1,353	1,258
(C)	~~Interest expense~~	~~920~~	~~814~~	~~860~~
	Communications	457	474	462
	Others	1,463	1,584	1,491
	Total	16,326	15,055	12,920
(E)	Provisions for Losses and Benefits
	Charge card	1,038	833	853
	Cardmember lending	1,349	1,130	1,218
	Investment certificates and other	386	301	283
	Total	2,773	2,264	2,354
	Pretax income from continuing operations	4,248	3,831	3,415
	Income tax provision	1,027	1,145	1,080
	Income from continuing operations	3,221	2,686	2,335
	Income from discontinued operations, net of tax	513	830	665
	Cumulative effect of accounting change related to discontinued operations, net of tax (Note 1)	—	(71)	(13)
	Net income	$3,734	$3,445	$2,987

(Note: EPS data deleted for this presentation)

Appendix B

The following is the Company’s proposed Consolidated Statement of Income, with all changes incorporated:

American Express Company - Proposed Consolidated Statements of Income

Years Ended December 31, (Millions, except per share amounts)	2005	2004	2003
Revenues
Discount revenue	$11,730	$10,249	$8,781
Net card fees	2,033	1,909	1,835
Travel commissions and fees	1,780	1,795	1,507
Other commissions and fees	2,456	2,284	1,960
Securitization income, net	1,260	1,132	1,105
Other	1,373	1,374	1,314
Total	20,632	18,743	16,502
Investment & Interest Income
Cardmember lending finance charge revenue	3,449	2,795	2,525
International Banking	1,008	838	854
Other	605	550	489
Total	5,062	4,183	3,868
Total Revenues	25,694	22,926	20,370
Interest Expense
Cardmember lending	869	571	483
International Banking	321	220	216
Other	1,157	985	982
Total	2,347	1,776	1,681
Revenues Net of Interest Expense	23,347	21,150	18,689
Expenses
Marketing, promotion, rewards and cardmember services	5,841	4,965	3,820
Human resources	4,829	4,538	3,917
Professional services	2,308	2,141	1,972
Occupancy and equipment	1,428	1,353	1,258
Communications	457	474	462
Others	1,463	1,584	1,491
Total	16,326	15,055	12,920
Provisions for Losses and Benefits
Charge card	1,038	833	853
Cardmember lending	1,349	1,130	1,218
Investment certificates and other	386	301	283
Total	2,773	2,264	2,354
Pretax income from continuing operations	4,248	3,831	3,415
Income tax provision	1,027	1,145	1,080
Income from continuing operations	3,221	2,686	2,335
Income from discontinued operations, net of tax	513	830	665
Cumulative effect of accounting change related to discontinued operations, net of tax (Note 1)	—	(71)	(13)
Net income	$3,734	$3,445	$2,987

(Note: EPS data deleted for this presentation)

Appendix C

As noted in the response to comment 9, the Company will provide the following changes to the presentation of managed and GAAP basis income information on page 48 of the 2005 annual report for the U.S. Card Services segment. As also referenced in the response to comment 9, the Company will continue to provide a GAAP basis income statement for the U.S. Card Services segment followed by a Management Discussion and Analysis discussion (also on a GAAP basis,) as well as key balance sheet and statistical information for U.S. Card Services segment on both a managed and equivalent GAAP basis (same as previously provided):

Selected Financial Information

Managed Basis Presentation

	For the Years Ended
	December 31,
(Millions)	2005	2004	2003
Discount revenue, net card fees and other
Reported for the period (GAAP)	$8,897	$7,893	$7,102
Securitization adjustments (a)	210	210	193
Tax adjustments (b)	226	228	228
Managed discount revenue, net card fees and other	$9,333	$8,331	$7,523

Securitization income, net
Reported for the period (GAAP)	$1,260	$1,132	$1,105
Securitization adjustments (a)	(1,260)	(1,132)	(1,105)
Managed securitization income, net	$—	$—	$—

Net finance charge revenue (c)
Reported for the period (GAAP)	$1,792	$1,370	$1,271
Securitization adjustments (a)	1,953	1,838	1,855
Managed net finance charge revenue	$3,745	$3,208	$3,126

Provision for losses
Reported for the period (GAAP)	$1,676	$1,508	$1,481
Securitization adjustments (a)	924	942	1,067
Managed provision for losses	$2,600	$2,450	$2,548

(a)   The managed basis presentation assumes that there have been no off-balance sheet securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected as if they were in the Company’s balance sheets and income statements, respectively. For the managed basis presentation, revenue and expenses related to the securitized cardmember loans are reflected in net card fees and other, net finance charge revenue, and credit provision. On a managed basis, there is no securitization income, net, as the managed basis presentation assumes no securitization transactions have occurred.

(b)   The managed basis presentation reflects an increase to interest income recorded to enable management to evaluate tax exempt investments on a basis consistent with taxable investment securities. On a GAAP basis, interest income associated with tax exempt securities is recorded based on amounts earned. Accordingly, information presented on a managed basis assumes that tax exempt securities earned income at rates as if the securities produced taxable income with a corresponding increase in the provision for income taxes.

(c)   Net finance charge revenue is cardmember lending finance charge revenue less the related cardmember lending interest expense.

Appendix C

~~The following table reconciles the GAAP basis for certain U.S. Card Services income statement line items to the managed basis information, where different.~~

~~Years Ended December 31,~~	~~GAAP Basis~~			~~Securitization Effect~~						~~Tax Equivalent Effect~~			~~Managed Basis~~
~~(Millions)~~	~~2005~~	~~2004~~	~~2003~~	2005		~~2004~~		~~2003~~		~~2005~~	~~2004~~	~~2003~~	~~2005~~	~~2004~~	~~2003~~
~~Revenues:~~
~~Discount revenue, net card fees and other~~	~~$ 8,897~~	~~$ 7,893~~	~~$ 7,102~~	~~$ 210~~		~~$ 210~~		~~$ 193~~		~~$ 226~~	~~$ 228~~	~~$ 228~~	~~$ 9,333~~	~~$ 8,331~~	~~$ 7,523~~
~~Cardmember Lending:~~
~~Finance charge revenue~~	~~2,408~~	~~1,776~~	~~1,574~~	~~2,692~~		~~2,222~~		~~2,172~~					~~5,100~~	~~3,998~~	~~3,746~~
~~Interest expense~~	~~616~~	~~406~~	~~303~~	~~739~~		~~384~~		~~317~~					~~1,355~~	~~790~~	~~620~~
~~Net finance charge revenue~~	~~1,792~~	~~1,370~~	~~1,271~~	~~1,953~~		~~1,838~~		~~1,855~~					~~3,745~~	~~3,208~~	~~3,126~~
~~Securitization income, net~~	~~1,260~~	~~1,132~~	~~1,105~~	~~(1,260~~	~~)~~	~~(1,132~~	~~)~~	~~(1,105~~	~~)~~				~~—~~	~~—~~	~~—~~
~~Total revenues~~	~~11,949~~	~~10,395~~	~~9,478~~	~~903~~		~~916~~		~~943~~		~~226~~	~~228~~	~~228~~	~~13,078~~	~~11,539~~	~~10,649~~
~~Expenses:~~
~~Marketing, promotion, rewards and cardmember services~~	~~3,911~~	~~3,325~~	~~2,644~~	~~(13~~	~~)~~	~~(16~~	~~)~~	~~(74~~	~~)~~				~~3,898~~	~~3,309~~	~~2,570~~
~~Provision for losses~~	~~1,676~~	~~1,508~~	~~1,481~~	~~924~~		~~942~~		~~1,067~~					~~2,600~~	~~2,450~~	~~2,548~~
~~Human resources and other operating expenses~~	~~3,763~~	~~3,422~~	~~3,397~~	~~(8~~	~~)~~	~~(10~~	~~)~~	~~(50~~	~~)~~				~~3,755~~	~~3,412~~	~~3,347~~
~~Total expenses~~	~~9,350~~	~~8,255~~	~~7,522~~	~~$ 903~~		~~$ 916~~		~~$ 943~~					~~10,253~~	~~9,171~~	~~8,465~~
~~Pretax segment income~~	~~2,599~~	~~2,140~~	~~1,956~~							~~226~~	~~228~~	~~228~~	~~2,825~~	~~2,368~~	~~2,184~~
~~Income tax provision~~	~~765~~	~~622~~	~~558~~							~~$ 226~~	~~$ 228~~	~~$ 228~~	~~$ 991~~	~~$ 850~~	~~$ 786~~
~~Segment income~~	~~$ 1,834~~	~~$ 1,518~~	~~$ 1,398~~

Appendix D

As noted in the Company’s response to comment 10, the following presentation of securitization income, net was included in the Company’s U.S. Card Services segment income statement included in the Company’s third quarter Form 10-Q, filed November 10, 2006:

BUSINESS SEGMENT RESULTS

As discussed more fully below, results are presented on a GAAP basis unless otherwise stated.

U.S. Card Services

Selected Income Statement Data

GAAP Basis Presentation

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Millions)	2006	2005	2006	2005
Net revenues:
Discount revenue, net card fees and other	$2,482	$2,233	$7,310	$6,525
Cardmember lending:
Finance charge revenue	928	614	2,416	1,723
Interest expense	260	156	669	416
Net finance charge revenue	668	458	1,747	1,307
Securitization income:
Excess spread, net (excluding servicing fees) (a)	279	227	809	624
Servicing fees	100	108	306	307
Gains on sales from securitizations (b)	5	18	27	34
Securitization income, net	384	353	1,142	965
Total net revenues	3,534	3,044	10,199	8,797
Expenses:
Marketing, promotion, rewards and cardmember services	1,127	1,003	3,267	2,814
Provision for losses	446	458	1,104	1,167
Human resources and other operating expenses	1,142	950	3,293	2,783
Total expenses	2,715	2,411	7,664	6,764
Pretax segment income	819	633	2,535	2,033
Income tax provision	239	190	793	631
Segment income	$580	$443	$1,742	$1,402

(a)    Excess spread is the net positive cash flow from interest and fee collections allocated to the investor’s interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses.

(b)    Excludes $13 million and $15 million for the three months ended September 30, 2006, and $66 million and $64 million for the three months ended September 30, 2005, of impact from cardmember loan sales and maturities, respectively, reflected in credit provision. Excludes $83 million and $104 million for the nine months ended September 30, 2006, and $131 million and $118 million for the nine months ended September 30, 2005, of impact from cardmember loan sales and maturities, respectively, reflected in credit provision.